Securities and Exchange Commission
                             Washington, D.C. 20549
                                 Amendment No. 6
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of l934


Yonkers Financial Corporation
----------------------------------------------------------------
                  (Name of Issuer)
Common Stock, $.01 par value
----------------------------------------------------------------
                 (Title of Class of Securities)
986073104
---------------------------------------------------------------
                          (CUSIP Number)
---------------------------------------------------------------
Simeon Brinberg
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
----------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           May 8, 2000
---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.


                           Page 1 of 10 Pages

                                                    Page 2 of 10 Pages
Cusip No. 986073104

-----------------------------------------------------------------
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 297,300
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 297,300
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   297,300
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.28%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     PN

                                            Page 3 of 10 Pages

This amendment further amends and supplements Schedule 13D dated June 11, 1998, as amended to date. Except as amended by this amendment there has been no change in the information previously reported on Schedule 13D, as previously amended.

Item 4.   Purpose of the Transaction.

On April 14, 2000, Gould Investors L.P. (the "Partnership") and the Office of Thrift Supervision of the Department of the Treasury entered into a Rebuttal of Control Agreement ("Agreement") which among other things, allows the Partnership to acquire up to 24.9% of the Voting Stock of the Issuer. The Agreement is appended to this Amendment as an Exhibit.

Item 5.   Interest in Securities of the Issuer.

         (a) The Partnership owns, as of this date, 297,300 shares of Common Stock of the Company, constituting approximately 13.28% of the shares of Common Stock outstanding (based on 2,238,739 shares outstanding).

         (b) The Partnership has sole voting and dispositive power with respect to the shares of Common Stock it owns. Fredric H. Gould, as a general partner of the Partnership and as Chairman and sole shareholder of the corporate general partner of the Partnership is in a position to direct the vote and/or disposition of the shares of Common Stock owned by the Partnership.

         (c) The following table sets forth transactions in the Common Stock of the Company effective by the Partnership since Amendment No. 3 to Schedule 13D (which reported the last transactions by the Partnership in shares of the Issuer until the transactions reported herein).

         DATE OF                    NUMBER OF                PRICE PER
         PURCHASE                     SHARES                   SHARE
         --------                   ---------                ----------
         4/19/00                      5,000                     14.375
         4/20/00                      1,000                     14.50
         4/27/00                      5,000                     14.75
         5/03/00                      5,000                     14.625
         5/05/00                      5,000                     14.625
         5/08/00                      2,700                     14.688
         5/10/00                     16,500                     14.625

Item 7.   Exhibit - Rebuttal of Control Agreement

                                                   Page 4 of 10 Pages

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 11, 2000


GOULD INVESTORS L.P.
BY GEORGETOWN PARTNERS, INC.
MANAGING GENERAL PARTNER


By s/Simeon Brinberg __
Simeon Brinberg
Senior Vice President

                                                     Page 5 of 10 Pages

                          REBUTTAL OF CONTROL AGREEMENT

I.       WHEREAS:

A. Gould Investors, L.P. a Delaware Limited Partnership (the "Partnership") is the owner of 257,100 shares (the "Shares") of the common stock (the "Stock") of Yonkers Financial Corporation (the "Holding Company") having its principal place of business at 6 Executive Plaza, Yonkers, New York, 10701, which Shares represent 11.49% of a class of "voting stock" of the Holding Company, as defined under the Acquisition of Control Regulations ("Regulations") of the Office of Thrift Supervision ("Office"), 12 CFR Part 574 ("Voting Stock");

B. The Yonkers Savings and Loan Association, F.A.(the "Association") is a "savings association" within the meaning of the Regulations;

C. As a result of the repurchase by the Holding Company of Stock from time-to-time in the open market, the Partnership became the owner of in excess of 10% of a class of Voting Stock of the Holding Company and as a result of the announced intention of the Holding Company to purchase additional Stock from time-to-time in the open market, the Partnership's percentage of ownership of a class of Voting Stock may increase;

D. The Partnership seeks to retain the Shares and to acquire additional shares of Stock of the Holding Company ("Additional Shares"), such that its ownership thereof will exceed 10% of a class of Voting Stock but will not exceed 25% of a class of Voting Stock of the Holding Company, and the Partnership is one of the two largest holders of the Voting Stock which would constitute the acquisition of a "control factor" as defined in the Regulations ("Control Factor");

E. The Partnership has not acquired Shares and does not seek to acquire Additional Shares for the purpose or effect of changing the control of the Holding Company or the Association or in connection with or as a participant in any transaction having such purpose or effect;

F. The Regulations require a company or a person who intends to hold 10% or more but not in excess of 25% of any class of Voting Stock of a savings association or holding company thereof and that would also possess any of the control factors specified in the Regulations to file and obtain approval of an application

                                                  Page 6 of 10 Pages

("Application") under the Savings and Loan Holding Company Act ("Holding Company Act"), 12 U.S.C. 1467a, or file and obtain clearance of a notice ("Notice") under the Change Control Act ("Control Act"), 12 U.S.C. 1817(j), prior to acquiring such amount of stock and a Control Factor unless the rebuttal determination of control has been rebutted;

G. Under the Regulations, the Partnership would be determined to be in control, subject to rebuttal, of the Holding Company and the Association as a result of its ownership of in excess of 10% of a class of Voting Stock and upon acquisition of Additional Shares or Control Factor;

H. The Partnership has no intention to manage or control,directly or indirectly, the Holding Company or the Association;

I. The Partnership has filed on November 9, 1999, a written statement seeking to rebut the determination of control, attached hereto and incorporated by reference herein (this submission referred to as the "Rebuttal";

J. In order to rebut the rebuttal determination of control, the Partnership agrees to offer this Agreement as evidence that its ownership of in excess of 10% of a class of Voting Stock of the Holding Company, or its acquisition of Additional Shares or a Control Factor would not constitute an acquisition of control under the Regulations.

II. The Office has determined, and hereby agrees, to act favorably on the Rebuttal, and in consideration of such a determination and agreement by the Office to act favorably on the Rebuttal, the Partnership and any other existing, resulting or successor entities of the Partnership agree with the Office that:

         A. Unless the Partnership shall have filed a Notice under the Control Act or an Application under the Holding Company Act, as appropriate, and either shall have obtained approval of the Application or clearance of the Notice in accordance with the Regulations, the Partnership will not, except as expressly permitted otherwise herein or pursuant to an amendment to this Rebuttal
Agreement:

         1. Seek or accept representation of more than one member of the Board of Directors of the Association and any holding company thereof;

                                                Page 7 of 10 Pages

         2. Have or seek to have any representatives serve as the chairman of the board of directors, or chairman of an executive or similar committee of the Association and any holding company thereof's board of directors or as president or chief executive officer of the Association and any holding company thereof.

         3. Engage in any intercompany transaction with the Holding Company, the Association, or any of their affiliates, and the Partnership's affiliates will not engage in any intercompany transaction with the Holding Company, the Association or any of their affiliates.

         4. Propose a director in opposition to nominees proposed by the management of the Association or any holding company thereof for the board of directors of the Association, or any holding company thereof other than as permitted in Paragraph A-1;

         5. Solicit proxies or participate in any solicitation of proxies with respect to any matter presented to the stockholders of the Holding Company or the Association other than in support of, or in opposition to, a solicitation conducted on behalf of management of the Holding Company or the Association;

         6. Do any of the following except as necessary solely in connection with the performance of duties by a designee of the Partnership as a member of the board of directors of the Holding Company or the Association if the Partnership seeks or accepts representation of one member to the Board of Directors of the Holding Company or the Association as permitted in Paragraph A-1:

         (a) Influence or attempt to influence in any respect the loan and credit decisions or policies of the Association, the pricing of services, any personnel decisions, the location of any offices, branching, the hours of operation or similar activities of the Association ;

         (b) Influence or attempt to influence the dividend policy and practices of the Holding Company or the Association or any decisions or policies of the Holding Company or the Association as to the offering or exchange of any securities;

         (c) Seek to amend, or otherwise take action to change, the by-laws, articles of incorporation or charter of the Holding Company or the Association;



                                               Page 8 of 10 Pages

         (d) Exercise, or attempt to exercise, directly or indirectly, control or a controlling influence over the management, policies or business operations of the Holding Company or the Association, or;.

         (e) Seek or accept access to any non-public information concerning the Holding Company or the Association.

B. The Partnership is not a party to any agreement with the Holding Company or the Association, except a certain Standstill Agreement dated January 14, 2000 by and between the Holding Company and the Partnership and Fredric H. Gould.

C. The Partnership shall not assist, aid or abet any of the Partnership's affiliates or associates that are not parties to this Agreement to act, or act in concert with any person or company, in a manner which is inconsistent with the terms hereof or which constitutes an attempt to evade the requirements of this Agreement.

D. Any amendment to the Agreement shall only be proposed in connection with an amended rebuttal filed by the Partnership with the Office for its determination;

E. Prior to the acquisition of any shares of "Voting Stock" of the Holding Company as defined in the Regulations in excess of the Additional Shares, any required filing will be made by the Partnership under the Control Act or the Holding Company Act and either approval of the acquisition under the Holding
Company Act shall be obtained from the Office or any Notice filed under the Control Act shall be cleared in accordance with the Regulations;

F. At any time during which 10% or more of any class of Voting Stock of the Holding Company is owned or controlled by the Partnership, no action which is inconsistent with the provisions of this Agreement shall be taken by the Partnership, until the Partnership files and either obtains from the Office a favorable determination with respect to either an amended rebuttal, approval of an Application under the Holding Company Act, or clearance of a Notice under the Control Act, in accordance with the Regulations;

G. Where an amended rebuttal filed by the Partnership is denied or disapproved, the Partnership shall take no action which is inconsistent with the terms of this Agreement, except after either (1) reducing the amount of shares of Voting Stock of the Holding Company owned or controlled by the Partnership to an amount under 10% of a class of Voting Stock, or immediately ceasing any other actions that give rise to a conclusive or rebuttal determination of control under the Regulations; or (2) filing a Notice under the

                                                     Page 9 of 10 Pages

Control Act, or an Application under the Holding Company Act, as appropriate, and either obtaining approval of the Application or clearance of the Notice, in accordance with the Regulations;

H. Where any Application or Notice filed by the Partnership is disapproved, the Partnership shall take no action which is inconsistent with the terms of this Agreement, except after reducing the amount of shares of Voting Stock of the Holding Company owned or controlled by the Partnership to an amount under 10% of any class of Voting Stock, or immediately ceasing any other actions that give rise to a conclusive or rebuttal determination of control under the Regulations;

I. Should circumstances beyond the Partnership's control result in the Partnership being placed in a position to direct the management or policies of the Holding Company or the Association then the Partnership shall either (1) promptly file an Application under the Holding Company Act or Notice under the Control Act, as appropriate, and take no affirmative steps to enlarge that control pending either a final determination with respect to the Application or Notice, or, (2) promptly reduce the amount of shares of the Holding Company Voting Stock owned or controlled by the Partnership to an amount under 10% of any class of Voting Stock or immediately cease any actions that give rise to a conclusive or rebuttable determination of control under the Regulations;

J. By entering into this Agreement and by offering it for reliance in reaching a decision on the request to rebut the presumption of control under the Regulations, as long as 10% or more of any class of Voting Stock of the Holding Company is owned or controlled directly or indirectly by the Partnership, and the Partnership possess any Control Factor as defined in the Regulations, the Partnership will submit to the jurisdiction of the Regulations, including (1) the filling of an amended rebuttal or Application or Notice for any proposed action which is prohibited by this Agreement, and (2) the provisions relating to a penalty for any person who willfully violates or with reckless disregard for the safety or soundness of a savings association participates in a violation of Holding Company Act or Control Act and in the Regulations thereunder, and any regulation or order issued by the Office.

K. Any violation of this Agreement shall be deemed to be a violation of the Holding Company Act or the Control Act and the Regulations and shall be subject to such remedies and procedures as are provided in Holding Company Act or the Control Act and the

                                                Page 10 of 10 Pages

Regulations for a violation thereunder and in addition shall be subject to any such additional remedies and procedures as are provided under any other applicable statutes or regulations for a violation, willful or otherwise, of any Agreement entered into with the Office.

III. This Agreement may be executed in one of more counterparts, each of which shall be deemed an original but all of which counterparts collectively shall constitute one instrument representing the Agreement among the parties thereto. It shall not be necessary that any one counterpart be signed by all of the parties hereto as long as each of the parties have signed at least one counter-part.

IV. This Agreement shall be interpreted in a manner consistent with the provisions of the Rules and Regulations of the Office.

V. This Agreement shall terminate upon (i) the approval of the Office of the Partnership's Application under the Holding Company Act or clearance by the Office of the Partnership's Notice under the Control Act to acquire the Holding Company or the Association and consummation of the transaction as described in such Application or Notice, (ii) in the disposition by the Partnership of a sufficient number of shares of the Holding Company, or (iii) the taking of such other action that thereafter the Partnership is not in control and would not be determined to be in control of the Holding Company or the Association under the Control Act, the Holding Company Act, or the Regulations of the Office as in effect at that time.

VI. IN WITNESS WHEREOF, the parties thereto have executed this Agreement by their duly authorized officer.


GOULD INVESTORS, L.P.
BY: GEORGETOWN PARTNERS, INC.,
GENERAL PARTNER

By:/s/ Simeon Brinberg
-----------------------------
Simeon Brinberg
Senior Vice President


Office of Thrift Supervision

Date:  April 14, 2000
       --------------
By:    /s/ Robert C. Albanese
       ----------------------